UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statements under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CEMENTOS PACASMAYO S.A.A.
(Name of Subject Company (Issuer))
INVERSIONES ASPI S.A.
(Offeror)
a direct majority owned subsidiary of
HOLCIM LTD
(Parent of Offeror)
Common Shares, par value S/ 1.00 per share
(Title of Class of Securities)

PEP239501005*
(CUSIP Number of Class of Securities)
*The Common Shares are listed on the Lima Stock Exchange and the ISIN Number is PEP239501005

American Depositary Shares, each representing Five Common Shares
(Title of Class of Securities)

15126Q109
(CUSIP Number of Class of Securities)
Jeremy Keim
Holcim Ltd
Grafenauweg 10
6300 Zug, Switzerland
+41 58 858 58 58
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copies to:
Paul K. Humphreys, Esq.
Michael A. Levitt, Esq.
Jeremy Barr, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
United States
(212) 277-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Inversiones ASPI S.A., a Peruvian sociedad anónima (“Purchaser”), a direct, majority-owned subsidiary of Holcim Ltd, a Swiss limited company (“Holcim”). This Schedule TO relates to the offer by Purchaser to purchase, through separate but concurrent offers in the United States (the “U.S. Offer”) and Peru (the “Peru Offer”), all of the issued and outstanding common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Common Shares represented by American Depositary Shares (each of which represents five Common Shares) (each, an “ADS,” and collectively, the “ADSs”), of Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”) (other than Common Shares owned by Holcim and its affiliates), for S/ 8.93 per Common Share and S/ 44.65 per ADS (each such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal attached to this Schedule TO as Exhibit (a)(1)(B) (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and together with this Offer to Purchase, the ADS Letter of Transmittal and other materials related to the U.S. Offer and the Peru Offer, as each may be amended or supplemented from time to time, the “Offers”). In the U.S. Offer, the Offer Price of S/ 8.93 per Common Share and S/ 44.65 per ADS is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable. The Offer Price paid to U.S. holders of Common Shares and holders of ADSs will be converted from Peruvian Soles to U.S. dollars based on the “Applicable Exchange Rate” and will be deposited with Computershare Trust Company, N.A., which has been appointed by Purchaser to act as tender agent for the U.S. Offer, on the second trading day after the Expiration Date. The Applicable Exchange Rate will be the Peruvian Sol/U.S. dollar exchange rate (tipo de cambio contable venta) published by the Superintendencia de Banca, Seguros y AFP (SBS) on its website on the Expiration Date. All payments to tendering holders of ADSs or U.S. holders of Common Shares pursuant to the U.S. Offer will be rounded to the nearest whole U.S. cent. In the Peru Offer, settlement will be made in Peruvian Soles (S/). Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Summary Term Sheet”
Item 2.	Subject Company Information.
(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive officers are as follows:
Cementos Pacasmayo S.A.A.
Calle la Colonia 150
Urbanización El Vivero, Santiago de Surco, Lima 15023, Peru
+ (511) 317-6000
(b) Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Important Information”
“Questions and Answers”
(c) Trading Market and Price. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The U.S. Offer – Price Range of Common Shares and ADSs”

Item 3.	Identity and Background of Filing Person.
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The U.S. Offer – Certain Information Concerning Purchaser”
“Schedule I”
“Schedule II”
Item 4.	Terms of the Transaction.
(a) Material Terms.
(1) Tender Offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“The U.S. Offer”
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors – Background”
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
“Special Factors – Interests of Certain Persons in the Offers”
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
(c)(1) – (c)(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Effects of the Offers”
“Special Factors – Appraisal and Information Rights”
“The U.S. Offer – Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”

Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The U.S. Offer – Source and Amount of Funds”
(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The U.S. Offer”
(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“The U.S. Offer – Source and Amount of Funds”
Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Schedule II”
(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Schedule II”
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Introduction”
“Summary Term Sheet”
“The U.S. Offer – Fees and Expenses”
Item 10.	Financial Statements of Certain Bidders.
(a) Financial Information. The financial condition of Purchaser is not material to the Offer.
(b) Pro Forma Financial Information. The pro forma financial statements of Purchaser are not material to the Offer.

Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
“Special Factors – Interests of Certain Persons in the Offers”
“The U.S. Offer – Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”
“The U.S. Offer – Certain Information Concerning Purchaser”
“The U.S. Offer – Legal Matters”
(c) Other Material Information. The information set forth in the Offer to Purchase, including all Schedules thereto, and the ADS Letter of Transmittal is incorporated herein by reference.
Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated October 22, 2026.
(a)(1)(B)*	Form of ADS Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement
(b)	Not Applicable.
(c)(1)*	Valuation Report of MSRA S.A.C., dated October 14, 2026.
(c)(2)*	Appendices to Valuation Report, dated October 14, 2026.
(d)
Share Purchase Agreement, dated December 15, 2025, by and among the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck and Mariana Violeta Correa Sabogal de Hochschild, Farragut Holdings, Inc., Eduardo Hochschild Beeck and Holcim Ltd (incorporated by reference to Exhibit 99.1 to the Schedule 13D of Holcim and Purchaser filed with the SEC on April 6, 2026).

(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*	Filed herewith.
Item 13.	Information Required by Schedule 13E–3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2.	Subject Company Information.
(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The U.S. Offer – Dividends and Distributions in the Company”

(e) Prior Public Offerings. Not applicable.
(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Schedule II”
Item 4.	Terms of the Transaction.
(c) Different Terms. Not applicable.
(d) Appraisal Rights. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors – Appraisal and Information Rights”
(e) Provisions for Unaffiliated Security Holders. No provision has been made to grant the Company’s unaffiliated shareholders access to the corporate files of the Company or Purchaser. In addition, no provision has been made to obtain counsel or appraisal services for unaffiliated shareholders at the expense of Purchaser.
(f) Eligibility for Listing or Trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
“Special Factors – Interests of Certain Persons in the Offers”
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Transactions and Arrangements Concerning the Common Shares and Other Securities of the Company”
“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
“Special Factors – Interests of Certain Persons in the Offers”
“Schedule II”
Item 6.	Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
(c)(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
“Special Factors – Effects of the Offers”

“The U.S. Offer – Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”
Item 7.	Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Effects of the Offers”
“The U.S. Offer – Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”
(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”
(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Questions and Answers”
“Special Factors – Effects of the Offers”
“The U.S. Offer – Tax Considerations”
“The U.S. Offer – Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”
Item 8.	Fairness of the Transaction.
(a) Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – The Recommendation by the Board”
“Special Factors – Position of Purchaser Regarding Fairness of the Offers”
Valuation Report of MSRA S.A.C., dated October 14, 2026 is attached hereto as Exhibit (c)(1) and incorporated herein by reference
Appendices to Valuation Report, dated October 14, 2026 is attached hereto as Exhibit (c)(2) and incorporated herein by reference
(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – The Recommendation by the Board”
“Special Factors – Position of Purchaser Regarding Fairness of the Offers”
Valuation Report of MSRA S.A.C., dated October 14, 2026 is attached hereto as Exhibit (c)(1) and incorporated herein by reference
Appendices to Valuation Report, dated October 14, 2026 is attached hereto as Exhibit (c)(2) and incorporated herein by reference

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.
(d) Unaffiliated Representative. As of the date hereof, a majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offers and/or preparing a report concerning the fairness of the Offers.
(e) Approval of Directors. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“Special Factors – The Recommendation by the Board”
(f) Other Offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Position of Purchaser Regarding Fairness of the Offers”
Item 9.	Reports, Opinions, Appraisals and Negotiations.
(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”
“Special Factors – Summary of MSRA S.A.C. Valuation Report”
Valuation Report of MSRA S.A.C., dated October 14, 2026 is attached hereto as Exhibit (c)(1) and incorporated herein by reference
Appendices to Valuation Report, dated October 14, 2026 is attached hereto as Exhibit (c)(2) and incorporated herein by reference
(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Purchaser during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10.	Source and Amount of Funds or Other Consideration.
(c) Expenses. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The U.S. Offer – Fees and Expenses”
Item 12.	The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going–Private Transaction. Not applicable.
(e) Recommendations of Others. Not applicable.
Item 13.	Financial Statements.
(a) Financial Information. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
“The U.S. Offer – Certain Information Concerning the Company”
(b) Pro Forma Financial Information. The pro forma financial statements of the Company are not material to the Offer.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors – Background”

“Special Factors – Certain Agreements between Purchaser and its Affiliates and the Company”
“Special Factors – Interests of Certain Persons in the Offers”
Item 15.	Additional Information.
(b) Not applicable.
Item 16.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated October 22, 2026.
(a)(1)(B)*	Form of ADS Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement.
(b)	Not Applicable.
(c)(1)*	Valuation Report of MSRA S.A.C., dated October 14, 2026.
(c)(2)*	Appendices to Valuation Report, dated October 14, 2026.
(d)
Share Purchase Agreement, dated December 15, 2025, by and among the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck and Mariana Violeta Correa Sabogal de Hochschild, Farragut Holdings, Inc., Eduardo Hochschild Beeck and Holcim Ltd (incorporated by reference to Exhibit 99.1 to the Schedule 13D of Holcim and Purchaser filed with the SEC on April 6, 2026).

(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 21, 2026

INVERSIONES ASPI S.A.

By:	/s/ Norberto Ledea
Name:	Norberto Ledea
Title:	Director

By:	/s/ Wilter Vera
Name:	Wilter Vera
Title:	Director

HOLCIM LTD

By:	/s/ Lukas Studer
Name:	Lukas Studer
Title:	Group General Counsel

By:	/s/ Markus Unternaehrer
Name:	Markus Unternaehrer
Title:	Head of Group Tax and Treasury